SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of December, 2013

Commission File Number 1-33208

HANWHA SOLARONE CO., LTD.

888 Linyang Road

Qidong, Jiangsu Province 226200

People’s Republic of China

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F    ☒            Form 40-F    ☐

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).)

Yes    ☐             No    ☒

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).)

Yes    ☐             No    ☒

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes    ☐             No    ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    )

Hanwha SolarOne Co., Ltd. (the “Registrant”) is furnishing under the cover of Form 6-K:

Exhibit 99.1. Press Release: Hanwha SolarOne Reaches RMB 3.5 Billion Credit Agreement with the Bank of Beijing

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HANWHA SOLARONE CO., LTD

Date: December 6, 2013	By:	/s/ Ki-Joon HONG
Name: Ki-Joon HONG
Title: Chief Executive Officer